As filed with the Securities and Exchange Commission on December 19, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

Canada
(Name of Registrant)

HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
(Name and address of Authorized Agent of the Registrant in the United States)

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

WAYNE FOSTER Acting Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	GLENN CAMPBELL Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount being	offering price*	aggregate	Amount of
securities being registered	Registered	per unit	offering price**	registration fee
Bonds	$5,000,000,000	100%	$5,000,000,000	$196,500

*	Estimated solely for the purpose of determining the registration fee.
**	Plus such additional principal amount as may be necessary such that, if the bonds are issued with an original issue discount or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed $5,000,000,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2008

Prospectus

Canada

Canada intends to offer its bonds from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and supplements carefully before you invest.

The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

For each offer and sale of bonds under this prospectus, we will provide a prospectus supplement, and if applicable, a pricing supplement with the specific terms of each issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2008.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell the bonds described in this prospectus in one or more offerings. The total aggregate proceeds of bonds offered and sold in the United States or in circumstances where registration of the bonds is required may not exceed the amount available for sale under our shelf registration statement, or U.S. $5,000,000,000 (plus such additional principal amount as may be necessary such that, if the bonds are issued at an original issue discount, or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed U.S. $5,000,000,000). This prospectus provides you with a general description of the bonds we may offer. Each time we sell bonds we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

References in this prospectus to “U.S. $” are to lawful money of the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

Canada is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Canada files annual reports and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning Canada. You may read and copy any document Canada files with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by Canada is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

The SEC allows Canada to “incorporate by reference” into this prospectus information filed by Canada with the SEC, which means that Canada can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference Canada’s Annual Report on Form 18-K filed with the SEC on December 19, 2008, for the fiscal year ended March 31, 2008.

Canada also incorporates by reference all Annual Reports on Form 18-K and any amendments on Form 18-K/A filed with the SEC by Canada after the date of this prospectus and prior to the termination of the offering of the bonds offered hereunder. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Canada undertakes to provide without charge to each person receiving a copy of this prospectus, upon oral or written request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be addressed to Director, Financial Markets Division, Department of Finance, 20th Floor, East Tower, L’Esplanade Laurier, 140 O’Connor Street, Ottawa, Ontario, Canada K1A 0G5 (telephone: 613-947-2353).

JURISDICTION AND CONSENT TO SERVICE

Canada has not agreed to waive any immunity from jurisdiction and has not appointed an agent in the United States upon which process may be served for any purpose. See “Description of Bonds — Governing Law and Enforceability”.

USE OF PROCEEDS

The net proceeds of the bonds to which this prospectus relates will be added to Canada’s official foreign exchange reserves unless otherwise stated in an applicable prospectus supplement.

DESCRIPTION OF BONDS

The following is a brief summary of the terms and conditions of the bonds and the fiscal agency agreement under which the bonds will be issued. Copies of the forms of bonds and the form of fiscal agency agreement are or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. You should read the form of fiscal agency agreement and the forms of bonds before making your investment decision.

The bonds may be issued in one or more series as may be authorized from time to time by Canada. Reference is made to the applicable prospectus supplement for the following terms of bonds offered thereby: (i) the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations; (ii) the percentage of their principal amount at which such bonds will be issued; (iii) the maturity date or dates; (iv) the interest rate, if any, which rate may be fixed, variable or floating; (v) the dates and paying agencies when and where interest payments, if any, will be made; (vi) any optional or mandatory redemption terms or repurchase or sinking fund provisions; (vii) whether such bonds will be in bearer form with interest coupons, if any, or in registered form, or both, and restrictions on the exchange of one form for another, (viii) the currency in which the principal of and interest, if any, on the bonds will be payable; (ix) any terms for conversions; (x) the exchange or exchanges, if any, on which application for listing of the bonds may be made; and (xi) other specific provisions.

There will be a fiscal agent or agents for Canada in connection with the bonds whose duties with respect to any series will be governed by the fiscal agency agreement applicable to such series. Canada may appoint different fiscal agents for different series of bonds and may vary or terminate the appointment of any fiscal agent from time to time. Canada may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the agent of Canada, is not a trustee for the holders of bonds, and does not have the same responsibilities or duties to act for such holders as would a trustee.

References to principal and interest in respect of the bonds shall be deemed also to refer to any Additional Amounts which may be payable. See “Payment of Additional Amounts.”

Status

The bonds will constitute direct unconditional obligations of Canada and as such will carry the full faith and credit of Canada. Payments of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of Canada under the bonds rank equally with all of Canada’s other indebtedness and obligations from time to time outstanding.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the bonds will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, unless otherwise provided in an applicable prospectus supplement, Canada (subject to its rights of redemption) will pay to the registered holders of the bonds such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of bonds of the amounts which would otherwise have been payable in respect of the bonds in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any bond:

(a)	a beneficial owner of which is subject to such taxes, duties, assessment or charges in respect of such bond by reason of such owner being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such bond; or

(b)	presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any bond means whichever is the later of:

(i)	the date on which the payment in respect of such bond becomes due and payable; or

(ii)	if the full amount of the moneys payable on such date in respect of such bond has not been received by the relevant paying agent on or prior to such date, the date on which notice is duly given to the holders of the bonds that moneys have been so received.

Global Bonds

The bonds may be issued in the form of one or more fully registered global bonds. The specific terms of the depositary arrangement with respect to any series of bonds to be issued in the form of a global bond will be described in the prospectus supplement relating to such series.

Governing Law and Enforceability

The bonds and the fiscal agency agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except as otherwise specified in the prospectus supplement.

No applicable law requires the consent of any public official or authority for proceedings to be brought in Canada or judgment to be obtained in any such proceedings against Canada arising out of or relating to obligations under the bonds, nor is any immunity from jurisdiction available to Canada in any such proceedings, irrespective of whether a party to the proceedings or the holder of the bonds is or is not a resident within or a citizen of Canada. A judgment obtained in an action brought against Canada in the Federal Court of Canada is not capable of being enforced by execution but is payable out of the Consolidated Revenue Fund of Canada. Pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

Canada has not agreed to waive any immunity from jurisdiction nor has it appointed an agent in New York upon which process may be served for any purpose. In the absence of a waiver of immunity by Canada, it would be possible to obtain a United States judgment in an action against Canada only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. However, even if a United States judgment could be obtained in any such action under that Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of Canada located in the United States to enforce a judgment obtained under that Act may not be possible except under the limited circumstances specified in that Act.

TAX MATTERS

Canadian Federal Income Tax Consequences

The following constitutes a summary of the principal Canadian federal income tax consequences for an investor who acquires bonds pursuant to an offering by Canada, is the beneficial owner of the bonds, at all times for the purposes of the Income Tax Act (Canada) (the “Tax Act”) holds the bonds as capital property within the meaning of the Tax Act, and deals at arm’s length with Canada and any prospective purchaser of the bonds.

Generally the bonds will be considered to be capital property to an investor provided that the investor does not hold the bonds in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure in the nature of trade. This summary does not apply to a financial institution (as defined in Section 142.2(1) of the Tax Act).

This summary is based upon the provisions of the Tax Act, the regulations thereunder and the Canada Revenue Agency’s published administrative and assessing policies as of the date of this prospectus. It also takes into account specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Canadian federal Minister of Finance prior to the date of this prospectus, but there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial or foreign income tax considerations. This summary discusses the tax considerations applicable to persons who purchase bonds upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the bonds. The discussion does not address bonds issued with original issue discount or other special features. The prospectus supplement applicable to an issue of bonds with such special features will address the federal income tax considerations relevant to investing in such bonds and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR CONCERNING THE CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF BONDS. IN PARTICULAR, INVESTORS WHO DO NOT HOLD BONDS AS CAPITAL PROPERTY, INVESTORS WHO HAVE MADE A FUNCTIONAL CURRENCY REPORTING ELECTION UNDER THE PROPOSALS TO AMEND THE TAX ACT, INVESTORS WHO DO NOT DEAL AT ARM’S LENGTH WITH THE ISSUER, AS WELL AS INVESTORS WHO ARE “FINANCIAL INSTITUTIONS” SUBJECT TO SPECIAL PROVISIONS OF THE TAX ACT APPLICABLE TO INCOME, GAIN OR LOSS ARISING FROM SPECIFIED DEBT OBLIGATIONS OR MARK-TO-MARKET PROPERTIES, SHOULD CONSULT THEIR OWN TAX ADVISORS, AS THE FOLLOWING SUMMARY DOES NOT APPLY TO SUCH INVESTORS.

Investors Resident in Canada

The following section of this summary is applicable to an investor holding bonds who, at all relevant times, is a resident of Canada for purposes of the Tax Act (a “Canadian investor”).

Interest

A Canadian investor (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary) will be required to include in computing its income for a taxation year any interest on bonds that becomes receivable or is received by it before the end of the year (depending upon the method regularly followed by the Canadian investor in computing income), except to the extent that such interest was included in computing the Canadian investor’s income for that or a preceding taxation year.

A Canadian investor that is a corporation, partnership, trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on bonds that accrues to it to the end of that year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Canadian investor’s income for a preceding taxation year.

Dispositions

A Canadian investor will generally be required to include in computing its income for the taxation year in which a disposition of a bond occurs (or is deemed to occur) the amount of interest that accrues to it to the date of the disposition, except to the extent that such amount has otherwise been included in income.

In general, a disposition or deemed disposition of a bond will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of unpaid accrued interest and any reasonable costs of disposition, exceed (or are less than) the Canadian investor’s adjusted cost base of such bond immediately before the disposition. One-half of any such capital gain (a “taxable capital gain”) realized by a Canadian investor in a taxation year will be included in computing the Canadian investor’s income for the year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian investor in a taxation year may be deducted from taxable capital gains realized by the Canadian investor in the year or against net taxable gains realized in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax

An investor that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including an amount in respect of interest and taxable capital gains. The aforesaid tax is included in the 26 2/3% amount on which a “dividend refund” (as defined in the Tax Act) in respect of investment income may be claimed in accordance with the Tax Act.

Investors Not Resident in Canada

The following section of this summary is applicable to an investor holding bonds who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, a non-resident of Canada and who does not hold or is not deemed to use or hold the bonds in carrying on business in Canada (a “non-resident investor”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

A non-resident investor will not be subject to Canadian non-resident withholding tax on any interest paid or credited on the bonds, provided that none of the interest so payable is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion (other than in the case of an indexed debt obligation, a change in the purchasing power of money) or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (“participating debt interest”). No other Canadian taxes on income, including taxable capital gains on the disposition of a bond, are payable by a non-resident investor in respect of a bond.

Certain U.S. Federal Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the bonds by U.S. Holders (as defined below), but does not purport to be a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with investors that will hold the bonds as “capital assets”, and does not address tax considerations applicable to you if you are subject to special tax rules including those applicable to banks, tax-exempt organizations, insurance companies, dealers, traders in securities or other persons who are required or who elect to mark to market, persons that will hold bonds as a position in a hedging, straddle, conversion or integrated transaction, or persons that have a functional currency other than the United States dollar. This summary discusses the tax considerations applicable to persons who purchase bonds from the underwriters upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the bonds. The discussion does not address bonds issued with original issue discount or other special features or warrants to purchase notes. The prospectus supplement applicable to an issue of bonds with such special features will address the federal income tax considerations relevant to your investment in such bonds and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement. If a partnership holds a bond, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding a bond, you should consult your own tax adviser. This summary does not cover any State or local or foreign tax implications of the acquisition, ownership, or disposition of the bonds.

WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term “U.S. Holder” means the beneficial owner of a bond that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions (or for certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect under U.S. law to be treated as a U.S. person).

Interest Payments

The term “interest” as used in this section “Certain U.S. Federal Income Tax Considerations” includes any additional amounts required to be paid under the terms of a bond. Interest on a bond that you receive or accrue (whether received in U.S. dollars or a currency other than the U.S. dollar (“foreign currency”)) will be taxable to you as ordinary interest income at the time it is accrued or paid, in accordance with your method of accounting for U.S. federal income tax purposes. Interest received or accrued by you on a bond generally will be income from sources outside the United States for purposes of computing the foreign tax credit limitation. For foreign tax credit limitation purposes, the income will generally be “passive category income” or “general category income”. The rules regarding the availability of foreign tax credits are complex and your ability to credit foreign taxes may be subject to various limitations. You should discuss the foreign tax credit rules with your own tax advisor. If you are a cash basis taxpayer and you receive an interest payment in foreign currency, you will be required to include in income the U.S. dollar value of such payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time.

If you are an accrual basis holder of a bond denominated in a foreign currency, you will be required to include in income the U.S. dollar value of the amount of interest income that has accrued with respect to an interest payment, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). You may elect to translate interest income (as well as interest expense) on debt instruments denominated in a foreign currency using the exchange rate on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, you may elect to use the exchange rate on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with your return, and is applicable to all debt instruments for such year and thereafter unless changed with the consent of the Internal Revenue Service (the “IRS”).

Upon receipt of an interest payment (whether in a foreign currency or U.S. dollars), if you are an accrual basis taxpayer, you will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

Dispositions

Your tax basis in a bond generally will be the U.S. dollar value of your purchase price of such bond on the date of purchase. Upon the sale, exchange or redemption of a bond, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the U.S. dollar value of the amount if it is realized in a foreign currency) and your tax basis in such bond. Except with respect to gains or losses attributable to changes in exchange rates, as described in the next paragraph, gain or loss so recognized will be capital gain or loss. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) or losses (the deductibility of which is subject to limitations).

Gain or loss recognized by you on the sale, exchange or retirement of a bond that is attributable to changes in the rate of exchange between the U.S. dollar and a foreign currency generally will be treated as ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of a bond only to the extent of total gain or loss recognized on the sale or retirement of such bond.

Gain or loss that you realize on the sale or retirement of a bond generally will be U.S. source gain or loss.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a bond will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time payment is received in consideration of such sale or retirement. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency and will be ordinary gain or loss.

Backup Withholding and Information Reporting

In general, payments of interest on, and the proceeds of a sale, redemption or other disposition of, a bond, payable to you by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as required under applicable regulations. Backup withholding will apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on you U.S. federal income tax return. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. You should consult your tax adviser as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding may be refunded or allowed as a credit against your U.S. federal income tax liabilities if the required information is furnished to the IRS.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO YOU. THE DISCUSSION ALSO DOES NOT ADDRESS FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO INVESTING IN BONDS ISSUED WITH ORIGINAL ISSUE DISCOUNT OR OTHER SPECIAL FEATURES AND IS SUBJECT TO ANY DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN A PROSPECTUS SUPPLEMENT APPLICABLE TO AN ISSUE OF BONDS WITH SUCH SPECIAL FEATURES. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE BONDS.

PLAN OF DISTRIBUTION

Canada may sell the bonds to which this prospectus relates in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to the bonds will set forth the terms of the offering of the bonds, including the name or names of any underwriters or agents, the purchase price of the bonds and the net proceeds to Canada from such sale, any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the bonds may be listed.

If underwriters are used in the sale, the bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The bonds may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the bonds will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the bonds offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The bonds may be sold directly by Canada or through agents designated by Canada from time to time. Any agent involved in the offer or sale of the bonds will be named, and any commissions payable by Canada to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such bonds for its own account.

Agents and underwriters may be entitled under agreements entered into with Canada to indemnification by Canada against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for Canada in the ordinary course of business.

AUTHORIZED AGENT

The name and address of the authorized agent of Canada in the United States is Michael H. Wilson, Canadian Ambassador to the United States of America, Canadian Embassy, 501 Pennsylvania Avenue, N.W., Washington, D.C. 20001.

PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference herein, which is designated as being taken from a publication of Canada, or an agency or instrumentality thereof, is included or incorporated herein on the authority of such publication as a public official document.

PART II

(That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933)

I.	All of the funded and floating debt of Canada is unsecured, hence there is no provision for substitution of security with regard thereto.

II.	An itemized statement showing expenses of Canada in connection with the sale of a particular issue of the bonds will be provided in a post-effective amendment to this Registration Statement or in a report on Form 18-K or Form 18-K/A which will be incorporated by reference in this Registration Statement.

III.	Canada hereby agrees to furnish a copy of the opinion of counsel acting on behalf of Canada in respect of the legality of the bonds.

CONTENTS

This Registration Statement comprises:

(1)	The facing sheet.

(2)	The Prospectus.

(3)	Part II, consisting of pages R-l to R-5.

(4)	The following exhibits:

A-1:	Form of Fiscal Agency Agreement.*

B-1:	Form of Underwriting Agreement.*

C-1:	Consent of Sheila Fraser, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on Canada’s financial statements.

* To be filed by amendment.

The consent of counsel acting on behalf of Canada will be included in such counsel’s opinion to be filed in accordance with the undertaking set forth in paragraph III on page R-1.

Any exhibit required to be filed which is not filed herewith will be filed with a post-effective amendment hereto or as an exhibit to a document incorporated by reference herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by paragraphs (i), (ii) and (iii) above if the information required to be included in a post-effective amendment is contained in any report filed or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii)	In an offering made in a manner substantially similar to that specified by Rule 415(a)(1)(x), as contemplated by Releases No. 33-6240 and 33-6424 under the Securities Act of 1933, each prospectus filed by a Registrant pursuant to Rule 424(b)(2) or 424(b)(5) as part of a registration statement for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus (as provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date).

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Canada, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on the 19th day of December, 2008.

Canada

By:	/s/ Wayne Foster

Wayne Foster
Acting Director
Financial Markets Division
Financial Sector Policy Branch
Department of Finance
Government of Canada

SIGNATURE OF AUTHORIZED AGENT

Pursuant to the Securities Act of 1933, as amended, appearing below is the signature of the duly Authorized Agent in the United States of the Registrant.

Canada

By:	/s/ Michael H. Wilson

Michael H. Wilson
Authorized Agent
Washington, D.C.

December 19, 2008

EXHIBIT INDEX

A-1:	Form of Fiscal Agency Agreement.*

B-1:	Form of Underwriting Agreement.*

C-1:	Consent of Sheila Fraser, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on Canada’s financial statements.

*	To be filed by amendment.

Exhibit C-1

AUDITOR GENERAL OF CANADA	VÉRIFICATEUR GÉNÉRAL DU CANADA

CONSENT OF INDEPENDENT AUDITOR

I have read the Government of Canada’s prospectus dated 19 December 2008 included in Canada’s Registration Statement on Schedule B of the Securities Act of 1933. I have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

I consent to the incorporation by reference of my report, dated 17 September 2008 to the Minister of Finance on the Government of Canada’s condensed statement of financial position as at 31 March 2008 and the condensed statement of operations and accumulated deficit, condensed statement of change in net debt and condensed statement of cash flow for the fiscal year then ended attached to the Government of Canada’s Form 18-K/A dated 16 October 2008 filed pursuant to the Securities Exchange Act of 1934, in the prospectus included in Canada’s Registration Statement on Schedule B filed on 19 December 2008 under the Securities Act of 1933.

This letter is provided to meet the requirements pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 and not for any other purpose.

/s/  Sheila Fraser
Sheila Fraser, FCA
Auditor General of Canada

Ottawa, Canada
19 December 2008